Exhibit 2.1

AMENDMENT NO. 1

TO THE MERGER AGREEMENT

THIS AMENDMENT NO. 1, dated as of July 25, 2012 (this “Amendment”), to the Merger Agreement, dated as of March 27, 2012 (the “Merger Agreement”), is among Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (“Trident”), Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland and presently a direct wholly-owned Subsidiary of Trident (“Fountain”), Panthro Acquisition Co., a Delaware corporation and a direct wholly-owned Subsidiary of Fountain (“AcquisitionCo”), Panthro Merger Sub, Inc., a Minnesota corporation and a direct wholly-owned Subsidiary of AcquisitionCo (“Merger Sub”), and Pentair, Inc., a Minnesota corporation (“Patriot” and, together with Trident, Fountain, AcquisitionCo and MergerSub, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

WHEREAS, the Parties desire to amend the Merger Agreement as hereinafter provided; and

WHEREAS, Section 8.08 of the Merger Agreement provides that the Merger Agreement may be amended by the Parties in a writing executed by each of the Parties.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Section 1.01. Amendments to Merger Agreement. (a) Section 5.05(a)(ii)(B) of the Merger Agreement is hereby deleted in its entirety and replaced with the language set forth below:

“a registration statement on Form S-1 (together with any amendments, supplements, prospectus or information statements thereto, the “Form S-1”) to register the Fountain Common Stock to be distributed in the Distribution,”

(b) Throughout the Merger Agreement, the defined term “Form 10” shall be deleted in its entirety and replaced with the defined term “Form S-1”; provided, that the words “Form 10” shall not be deleted in the first sentence of Section 2.05(b) of the Merger Agreement or with respect to any use of the term “Draft Form 10”.

(c) Section 1.06(b)(A) of the Merger Agreement is hereby deleted in its entirety and replaced with the language set forth below:

“up to two persons to be selected by Trident prior to the mailing of the Trident Proxy and reasonably acceptable to Patriot and”

(d) The definition of “Proxy Statement/Prospectus” under Section 9.01 of the Merger Agreement is hereby amended by replacing “Section 5.05(b)” therein with “Section 5.05(a)”.

(e) Section 5.03(c) of the Merger Agreement is hereby amended and restated as follows:

“Each of Patriot, Trident and Fountain agrees to cooperate in good faith in order for (x) Tyco Flow Control International Finance S.A. (“FIFSA”) to issue prior to the Distribution in an unregistered offering up to $900 million of unsecured senior notes (the “Senior Notes”) that will be guaranteed as to payment by Fountain no later than the Closing (the “Senior Notes Issuance”) and (y) Patriot to execute a credit agreement prior to the Distribution with a syndicate of banks providing for an unsecured, committed senior credit facility of up to $1.2 billion (with an option to increase by $500 million) pursuant to which (i) FIFSA will become a borrower, (ii) Fountain will become a guarantor as to payment and (iii) borrowings under such credit facility will become effective concurrently with the Closing (the “Senior Credit Facility”), in each of clauses (x) and (y) subject to the following terms and conditions:

(i) The commencement of an offering with respect to the Senior Notes Issuance shall be subject to the following: (A) at Trident’s option either (1) Trident receiving the required consent of lenders under each of the $1,000,000,000 five-year senior unsecured revolving credit agreement dated June 22, 2012 among Tyco International Finance S.A. (“TIFSA”), as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A. as administrative agent, the $750,000,000 five-year senior unsecured revolving credit agreement dated June 22, 2012 among The ADT Corporation, as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A., as administrative agent, and the $500,000,000 five-year senior unsecured credit agreement, dated April 25, 2007, among TIFSA, as borrower, Trident, as guarantor, each of the initial lenders named therein, and Citibank, N.A. as administrative agent with respect to the Senior Notes Issuance or (2) Trident causing FIFSA to become a “Subsidiary Guarantor” under each of the credit agreements described above (as such term is defined in each such agreement), which designation shall be removed upon the occurrence of the Closing; (B) Trident obtaining approval of the Trident board of directors for the Senior Notes Issuance; (C) Trident not determining in its sole discretion that the Senior Notes Issuance shall not occur; and (D) Patriot not determining in its sole discretion that the Senior Notes Issuance shall not occur.

(ii) At the settlement of any Senior Notes Issuance, (A) Trident shall cause FIFSA to deposit the proceeds of the Senior Notes Issuance (net of initial purchaser fees) into an escrow account (the “Escrow Account”) with an escrow agent selected by Patriot and reasonably acceptable to Trident and (B) Patriot shall deposit into the Escrow Account an amount of cash (the “Patriot Escrow Amount”) that results in the total funds deposited into the Escrow Account being equal to 101% of the aggregate principal amount of the Senior Notes, together with an amount equal to the interest payable on such senior notes from the issue date to the Outside Date. The escrow agreement for the Escrow Account shall provide that, upon the Closing and the satisfaction of other conditions mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes Issuance, the proceeds of the Senior Notes Issuance (net of initial purchaser fees) shall be released and distributed to FIFSA and the Patriot Escrow Amount shall be released and distributed to Patriot. If by the Outside Date, the conditions to the release of the funds in the Escrow Account have not been satisfied or such other conditions mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes have not been satisfied, then Trident shall cause FIFSA to redeem, and the indenture for the Notes shall provide for FIFSA to redeem, the Senior Notes at a redemption price equal to 101% of the principal amount of the Senior Notes, together with accrued but unpaid interest on the Senior Notes, and otherwise on terms mutually agreed to by Patriot, Trident and the initial purchasers for the Senior Notes Issuance in the indenture for the Senior Notes. The escrow agreement for the Escrow Account shall provide that the funds in the Escrow Account shall be released and distributed to pay for any such redemption in accordance with the indenture for the Senior Notes with any remaining funds after such redemption released and distributed to Pentair.

(iii) None of Fountain, the Fountain Subs or Trident shall be required to incur any indebtedness pursuant to the Senior Notes unless the incurrence thereof is consistent with the foregoing or the Senior Credit Facility unless the incurrence thereof is concurrent with and subject to the Closing.

(iv) The Parties agree that, subject to paragraph (v) below, Gibson, Dunn & Crutcher LLP will serve as issuer’s counsel (“Issuer’s Counsel”) and Sullivan & Cromwell LLP will serve as counsel to the initial purchasers for the Senior Notes Issuance, provided that counsel to Patriot shall have a reasonable opportunity to review and comment on all documentation relating to the Senior Notes Issuance. The parties agree that Foley & Lardner LLP will serve as borrower’s counsel and Mayer Brown LLP will serve as counsel to the lenders for the Senior Credit Facility.

(v) Patriot shall be entitled to negotiate and, subject to the foregoing, determine the terms of the Senior Notes and the Senior Credit Facility in its sole discretion, including any related indentures, credit agreements and similar documents related thereto, and in connection therewith, each of Patriot, Trident and Fountain shall, and Trident shall cause FIFSA to, subject to Section 5.03(d) and the foregoing, enter into all necessary or appropriate arrangements and use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable with respect thereto, in each case as may be reasonably requested by Patriot or Trident.

Without limiting the foregoing, the Parties shall provide to each other copies of all agreements relating to the Senior Notes Issuance and the Senior Credit Facility and keep the other Parties reasonably informed of all material developments in respect thereof. Each of Trident, Fountain and Patriot agree to allow the other’s accounting representatives a reasonable opportunity to review any financial statements required in connection therewith and to allow such representatives reasonable access to the records of Fountain, the Fountain Subs and each other Subsidiary of Trident, as appropriate, and of Patriot and each of its Subsidiaries, as appropriate, in connection therewith. Each Party shall use its commercially reasonable efforts to cause its outside auditors to participate in the preparation of any pro forma financial statements related to the combination of Fountain and Patriot necessary or desirable for use in connection with obtaining any such indebtedness. Notwithstanding anything to the contrary in this Section 5.03(c), Trident’s cooperation shall not include any requirement or obligation of Trident or any of its Subsidiaries (other than Fountain and the Fountain Subs), and Patriot’s cooperation shall not include any requirement or obligation of Patriot or any of its Subsidiaries, in each case, to pay any consideration, extend any credit, guaranty any performance, payment or other obligation, incur any financial obligation, offer or grant any financial accommodation or other benefit, release any claim or incur any other liability whatsoever (in each case other than fees and disbursements of outside counsel and any other advisors), except, in the case of Patriot, for (1) any such action the effectiveness of which is expressly conditioned upon the occurrence of the Closing, (2) Patriot’s obligations pursuant to paragraph (ii) above with respect to the Escrow Account and (3) Patriot’s obligations to Trident pursuant to Section 5.03(f).”

(f) Section 5.03(d) of the Merger Agreement is hereby amended and restated as follows:

“If, following the Parties’ compliance with the provisions of Section 5.03(c), the Senior Notes Issuance is consummated or Patriot is able to execute a credit agreement providing for the Senior Credit Facility on Acceptable Terms, then, immediately prior to the Distribution, Fountain or a Fountain Sub shall issue to Trident or a Subsidiary of Trident, as directed by Trident, an intercompany note (the “Trident Note”) to provide that (x) such intercompany indebtedness shall be in a principal amount up to $500 million and shall otherwise be on terms mutually agreed to by the Parties and (y) notwithstanding any provisions of the Separation Agreement to the contrary, concurrently with the Closing, Fountain shall repay or cause the Fountain Sub that issued the Trident Note to repay in full all outstanding amounts with respect to the Trident Note such that upon repayment, from and after the Closing Date, no Parties or their Affiliates shall have any further obligations with respect thereto. If, following the Parties’ compliance with the provisions of Section 5.03(c), the Senior Notes Issuance is not consummated and

Patriot is unable to execute a credit agreement providing for the Senior Credit Facility on Acceptable Terms, then, immediately prior to the Distribution, at Trident’s discretion, either (i) Fountain or a Fountain Sub shall issue to Trident or a Subsidiary of Trident, as directed by Trident, the Bridge Note or (ii) Trident and Fountain shall modify existing intercompany indebtedness of members of the Fountain Group owed to members of the Trident Group, as selected by Trident and approved by Patriot (such approval not to be unreasonably withheld, delayed or conditioned) to provide that (x) such intercompany indebtedness shall be in a principal amount up to $500 million and shall otherwise be on terms consistent with the terms of the Bridge Note and (y) notwithstanding any provisions of the Separation Agreement to the contrary, such indebtedness shall survive the Closing.”

(g) Article V of the Merger Agreement is hereby amended by adding the following Section 5.03(f):

“Patriot shall (i) indemnify, defend and hold harmless the Trident Indemnitees (as such term is defined in the Separation Agreement) from and against any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder) arising out of, by reason of or otherwise in connection with the Senior Notes Issuance or the Senior Credit Facility, and (ii) promptly, as and when incurred and upon request by Trident, reimburse each member of the Trident Group for all reasonable third party costs and expenses incurred in connection with the Senior Notes Issuance and the Senior Credit Facility, including the costs and expenses of attorneys’, accountants’, financial advisors’, consultants’ and other professionals’ fees and expenses incurred in connection with the preparation of confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials, engaging in due diligence in connection with any legal opinions, authorization letters or certificates, delivering comfort letters and obtaining any consents from any third party required in connection therewith (provided, however, that a member of the Trident Group shall not make any payment to a third party for any such consent without the approval of Patriot), which costs and expenses shall be reimbursed by Patriot regardless of whether the Senior Notes Issuance or the Senior Credit Facility is consummated; provided that Trident shall provide Patriot reasonable documentation of all such costs and expenses.”

(h) Section 9.01 of the Merger Agreement is hereby amended to delete the definition of “Trident Financing.”

Section 2.01 Continuing Effect of Merger Agreement. This Amendment shall only serve to amend and modify the Merger Agreement to the extent specifically provided herein. All terms, conditions, provisions and references of and to the Merger Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained. In the event of any conflict or inconsistency between the provisions of the Merger Agreement and the provisions of this Amendment, the provisions of this Amendment shall control. On and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import, and each reference to the Merger Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Merger Agreement, shall mean and be a reference to the Merger Agreement, as amended by this Agreement; provided, that references to “the date of this Agreement” and other similar references shall continue to refer to the original date of the Merger Agreement and not to the date of this Amendment.

Section 3.01 Entire Agreement. This Amendment, the Merger Agreement, the Confidentiality Agreement and the Other Transaction Agreements, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter.

Section 4.01 Governing Law. This Amendment shall be governed by and construed in accordance with (a) the laws of the State of Minnesota with respect to matters, issues and questions relating to the duties of the Board of Directors of Patriot or Merger Sub or to general corporation law including requirements for the validity of the Merger and (b) the laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 5.01 General Provisions. Sections 8.05 (Specific Performance; Jurisdiction) and 8.06 (Waiver of Jury Trial) of the Merger Agreement shall govern this Amendment.

Section 6.01 No Third-Party Beneficiaries. This Amendment is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Trident Group or the Fountain Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Amendment.

Section 7.01 Assignability; Binding Effect. This Amendment is not assignable by any Party without the prior written consent of the other Parties and any attempt to assign this Amendment without such consent shall be void and of no effect. This Amendment shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 8.01 Severability. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.01 Counterparts. This Amendment may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Amendment, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Party shall re-execute original forms thereof and deliver them to the requesting Party. No Party shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

TYCO INTERNATIONAL LTD.

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Vice President and Secretary

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: Director

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Director

PANTHRO ACQUISITION CO.

By:	/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PANTHRO MERGER SUB, INC.

/s/ Mark P. Armstrong
Name: Mark P. Armstrong
Title: President

PENTAIR, INC.
/s/ Randall J. Hogan
Name: Randall J. Hogan
Title: Chairman and Chief Executive Officer

[AMENDMENT NO. 1 TO THE MERGER AGREEMENT]